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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.    )1

Micrologix Biotech, Inc. (Name of Issuer)

Common Stock (Title of Class of Securities)

594940 10 8 (CUSIP Number)

Hope Flack BVF Partners L.P. 227 West Monroe Street, Suite 4800 Chicago, Illinois 60606 (312) 263-7777 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 3, 2002 (Date of Event Which Requires Filing of this Statement)

        If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

        Note:    Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See§ 240.13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 10 Pages)

1      The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

        The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 594940 10 8	13D	Page 2 of 10 Pages

1	NAME OF REPORTING PERSON: Biotechnology Value Fund, L.P. S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS*
WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

	7	SOLE VOTING POWER
NUMBER OF		0
SHARES
BENEFICIALLY	8	SHARED VOTING POWER
OWNED		3,024,102
BY
EACH	9	SOLE DISPOSITIVE POWER
REPORTING		0
PERSON
WITH:	10	SHARED DISPOSITIVE POWER
		3,024,102

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,024,102

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
7.3%

14	TYPE OF REPORTING PERSON*
PN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 594940 10 8	13D	Page 3 of 10 Pages

1	NAME OF REPORTING PERSON: Biotechnology Value Fund II, L.P. S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS*
WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

	7	SOLE VOTING POWER
NUMBER OF		0
SHARES
BENEFICIALLY	8	SHARED VOTING POWER
OWNED		1,654,221
BY
EACH	9	SOLE DISPOSITIVE POWER
REPORTING		0
PERSON
WITH:	10	SHARED DISPOSITIVE POWER
		1,654,221

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,654,221

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
4.0%

14	TYPE OF REPORTING PERSON*
PN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 594940 10 8	13D	Page 4 of 10 Pages

1	NAME OF REPORTING PERSON: BVF Investments, L.L.C. S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS*
WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

	7	SOLE VOTING POWER
NUMBER OF		0
SHARES
BENEFICIALLY	8	SHARED VOTING POWER
OWNED		4,568,700
BY
EACH	9	SOLE DISPOSITIVE POWER
REPORTING		0
PERSON
WITH:	10	SHARED DISPOSITIVE POWER
		4,568,700

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,568,700

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
11.0%

14	TYPE OF REPORTING PERSON*
OO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 594940 10 8	13D	Page 5 of 10 Pages

1	NAME OF REPORTING PERSON: BVF Partners L.P. S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS*
OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

	7	SOLE VOTING POWER
NUMBER OF		0
SHARES
BENEFICIALLY	8	SHARED VOTING POWER
OWNED		9,762,421
BY
EACH	9	SOLE DISPOSITIVE POWER
REPORTING		0
PERSON
WITH:	10	SHARED DISPOSITIVE POWER
		9,762,421

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
9,762,421

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
23.5%

14	TYPE OF REPORTING PERSON*
PN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 594940 10 8	13D	Page 6 of 10 Pages

1	NAME OF REPORTING PERSON: BVF Inc. S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS*
OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

	7	SOLE VOTING POWER
NUMBER OF		0
SHARES
BENEFICIALLY	8	SHARED VOTING POWER
OWNED		9,762,421
BY
EACH	9	SOLE DISPOSITIVE POWER
REPORTING		0
PERSON
WITH:	10	SHARED DISPOSITIVE POWER
		9,762,421

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
9,762,421

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
23.5%

14	TYPE OF REPORTING PERSON*
IA, CO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 594940 10 8	13D	Page 7 of 10 Pages

ITEM 1. SECURITY AND ISSUER.

        This Statement on Schedule 13D (this "Statement") is being filed with the Securities and Exchange Commission on behalf of the Biotechnology Value Fund, L.P., a Delaware limited partnership ("BVF"), Biotechnology Value Fund II, L.P., a Delaware limited partnership ("BVF2"), BVF Investments, L.L.C., a Delaware limited liability company ("Investments"), BVF Partners L.P., a Delaware limited partnership ("Partners") and BVF Inc., a Delaware corporation ("BVF Inc." and, together with BVF, BVF2, Investments, and Partners, the "Reporting Persons") with respect to the common stock, without par value (the "Common Stock"), and the warrants (the "Warrants," and collectively with the Common Stock, the "Securities") of Micrologix Biotech, Inc., a Delaware corporation ("Micrologix"). The principal executive office of Micrologix is located at 3650 Wesbrook Mall, Vancouver, British Columbia, Canada V6S 2L2.

ITEM 2. IDENTITY AND BACKGROUND.

        The persons filing this Statement, the persons enumerated in Instruction C of this Statement and, where applicable, their respective places of organization, principal office, general partners, managers, directors, executive officers, controlling persons and certain information regarding each of them, are as follows:

        (a)  Biotechnology Value Fund, L.P., a Delaware limited partnership ("BVF"), Biotechnology Value Fund II, L.P., a Delaware limited partnership ("BVF2"), BVF Investments, L.L.C., a Delaware limited liability company ("Investments"), BVF Partners L.P., a Delaware limited partnership ("Partners") and BVF Inc., a Delaware corporation ("BVF Inc.") specialize in holding biotechnology stocks for investment purposes. Together, BVF, BVF2, Investments, Partners and BVF Inc. are the "Reporting Persons." Mark N. Lampert, an individual, ("Lampert"), is the sole shareholder, sole director and an officer of BVF Inc.

        (b)  The business address of BVF, BVF2, Investments and Partners is 227 West Monroe Street, Suite 4800, Chicago, Illinois 60606. The business address of BVF Inc. and Lampert is One Sansome Street, 31st Floor, San Francisco, California 94104.

        (c)  Partners is the general partner of BVF and BVF2, which are investment limited partnerships. Partners also is the manager of Investments. BVF Inc. is an investment advisor to and general partner of Partners. For Lampert's occupation, please refer to (a) above.

        (d)  During the last five years, none of the Reporting Persons or Lampert has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

        (e)  During the last five years, none of the Reporting Persons or Lampert has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction nor, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

        (f)    Lampert is a citizen of the United States of America. For the citizenship of each of BVF, BVF2, Investments, Partners, and BVF Inc., please refer to (a) above.

CUSIP No. 594940 10 8	13D	Page 8 of 10 Pages

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

        On December 3, 2002, Partners, in its capacity as (i) general partner of BVF, has purchased on behalf of such limited partnership beneficial ownership in 3,024,102 shares of the Securities, of which 2,416,203 shares are represented by Common Stock, 303,950 shares are represented by 3-Year Warrants and 303,949 shares are represented by 5-Year Warrants; (ii) general partner of BVF2, has purchased on behalf of such limited partnership beneficial ownership in 1,654,221 shares of the Securities, of which 1,321,693 shares are represented by Common Stock, 166,264 shares are represented by 3-Year Warrants and 166,264 shares are represented by 5-Year Warrants; and (iii) manager of Investments, has purchased on behalf of such limited liability company beneficial ownership in 4,568,700 shares of the Securities, of which 3,650,310 shares are represented by Common Stock, 459,195 shares are represented by 3-Year Warrants and 459,195 shares are represented by 5-Year Warrants. Total consideration paid for items (i), (ii) and (iii) above is US$3,319,476.28, purchased pursuant to a Securities Purchase Agreement ("Agreement"), dated as of December 3, 2002, by and among BVF, Micrologix and other unrelated investors party thereto, as such Agreement is attached hereto as Exhibit 2. A form of the 3-Year Warrants is attached hereto as Exhibit 3, and a form of the 5-Year Warrants is attached hereto as Exhibit 4. The Securities were purchased by the Reporting Persons, in the case of (i) BVF and (ii) BVF2, utilizing funds provided by BVF from its working capital pursuant to the terms of its limited partnership agreement with Partners, and the in case of (iii) Investments, utilizing funds provided by Investments from its working capital pursuant to the terms of its operating agreement.

ITEM 4. PURPOSE OF TRANSACTIONS.

        The sole purpose of the acquisitions of the shares of the Securities reported herein was investment. The Reporting Persons did not at the time they acquired the shares of Securities, and do not now, have any plan to acquire control of Micrologix. The Reporting Persons may acquire or dispose of additional Securities from time to time.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

        (a)  BVF beneficially owns 3,024,102 shares of the Securities, BVF2 beneficially owns 1,654,221 shares of the Securities, Investments beneficially owns 4,568,700 shares of the Securities and each of Partners and BVF Inc. beneficially owns 9,762,421 shares of the Securities, representing approximately 7.3%, 4.0%, 11.0% and 23.5%, respectively, of the aggregate number of shares of Common Stock outstanding as of December 3, 2002. The number of shares for each Reporting Person as referred to in this Item 5(a) is based upon the beneficial ownership of Warrants, identified in Item 3 above, all of which are immediately exercisable, and the beneficial ownership of Common Stock purchased pursuant to the Agreement.

        (b)  Each of BVF, BVF2 and Investments shares with Partners voting and dispositive power over the shares of the Securities each such entity beneficially owns. Partners and BVF Inc. share voting and dispositive power over the 9,762,421 shares of the Securities they beneficially own with, in addition to BVF, BVF2 and Investments and Investment 10, L.L.C., an Illinois limited liability company ("ILL10") and managed account on whose behalf Partners, as investment advisor, purchased 515,398 shares of the Securities, of which 411,794 shares are represented by Common Stock, 51,802 shares are represented by 3-Year Warrants and 51,802 shares are represented by 5-Year Warrants, for a total consideration of US$185,016.66. ILL10 specializes in holding biotechnology stocks for investment purposes and its business address is 227 West Monroe Street, Suite 4800, Chicago, Illinois 60606.

        (c)  There have been no transactions by BVF, BVF2, Investments, Partners or BVF Inc. in securities of the Issuer during the last sixty days, other than those transactions described in Item 3 and Item 5(b) that are pursuant to the terms and conditions of the Agreement, attached hereto as Exhibit 2.

        (d)  ILL10 is entitled to receive dividends and any sale proceeds with respect to shares of the Securities in proportion to its respective ownership interest therein.

CUSIP No. 594940 10 8	13D	Page 9 of 10 Pages

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

        Partners is the general partner of each of BVF and BVF2 pursuant to limited partnership agreements which authorize Partners, among other things, to invest the funds of BVF and BVF2 in shares of the Securities and to vote, exercise or convert and dispose of such shares. Pursuant to such limited partnership agreements, Partners is entitled to receive fees based on assets under management and allocations based on realized and unrealized gains on such assets. Pursuant to the operating agreement of Investments, Partners is authorized, among other things, to invest the funds of Ziff Asset Management, L.P., the majority member of Investments, in shares of the Securities and to vote, exercise or convert and dispose of such shares and is entitled to receive fees based on assets under management and allocations based on realized and unrealized gains on such assets. Pursuant to an investment management agreement with ILL10, Partners and BVF Inc. have authority, among other things, to invest funds of ILL10 in shares of the Securities and to vote, exercise or convert and dispose of such shares. Pursuant to such investment management agreement, Partners and BVF Inc. receive fees based on assets under management and realized and unrealized gains thereon. BVF Inc. is the general partner of Partners and may be deemed to own beneficially securities over which Partners exercises voting and dispositive power.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 1 – Agreement Regarding Joint Filing

Exhibit 2 – Securities Purchase Agreement

Exhibit 3 – Form of 3-Year Warrant Certificate

Exhibit 4 – Form of 5-Year Warrant Certificate

CUSIP No. 594940 10 8	13D	Page 10 of 10 Pages

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated:	December 13, 2002
BIOTECHNOLOGY VALUE FUND, L.P.
	By:	BVF Partners L.P., its general partner
		By:	BVF Inc., its general partner
			By:	/s/ MARK N. LAMPERT
Mark N. Lampert President
BIOTECHNOLOGY VALUE FUND II, L.P.
	By:	BVF Partners L.P., its general partner
		By:	BVF Inc., its general partner
			By:	/s/ MARK N. LAMPERT
Mark N. Lampert President
BVF INVESTMENTS, L.L.C.
	By:	BVF Partners L.P., its manager
		By:	BVF Inc., its general partner
			By:	/s/ MARK N. LAMPERT
Mark N. Lampert President
BVF PARTNERS L.P.
	By:	BVF Inc., its general partner
		By:	/s/ MARK N. LAMPERT
Mark N. Lampert President
BVF INC.
	By:	/s/ MARK N. LAMPERT
Mark N. Lampert President

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SCHEDULE 13D
  ITEM 1. SECURITY AND ISSUER.
  ITEM 2. IDENTITY AND BACKGROUND.
  ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
  ITEM 4. PURPOSE OF TRANSACTIONS.
  ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.
  ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.
  ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.